

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

> **Re:** **Nielsen Holdings B.V.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 2, 2010**
> **File No. 333-167271**

Dear Mr. Cuminale:

We have reviewed your amended Form S-1 and have the following comment. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2010.

General

1.   We note that you recently declared a special dividend of $7 million to existing shareholders. Please tell us what consideration you have given to clarifying the statement on page 8 that you "do not intend to pay dividends" on your common stock for the foreseeable future to reflect that you recently declared a special dividend. Please also revise the prospectus summary on pages 6-7 to disclose this dividend to the Sponsors.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen, Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

James W. Cuminale, Esq.
Nielsen Holdings B.V.
November 17, 2010
Page 2

cc: <u>Via facsimile at (212) 455-2502</u>
        Joseph H. Kaufman
        Simpson Thacher & Bartlett LLP